United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale informs about tailings dam risk report

Rio de Janeiro, February 8th, 2019 — Vale informs that the National Mining Agency (“ANM” - Agência Nacional de Mineração) determined the evacuation of the downstream area of the Sul Superior tailings dam of the Gongo Soco mine, located in the city of Barão de Cocais, state of Minas Gerais, after being informed by Vale that the company was initiating the level I procedures of the Emergency Action Plan for Mining Dams (“PAEBM” - Plano de Ação de Emergência de Barragens de Mineração). Vale clarifies that the decision was made as a preventive measure after the consulting company Walm denied the Stability Condition Report of the structure.

The action started earlier this morning (February 8th) and will cover about 500 people in the communities of Socorro, Tabuleiro and Piteiras, all located in the city of Barão de Cocais, 100 km from Belo Horizonte.

As a safety measure, Vale is intensifying the inspections of the Sul Superior dam. An equipment that detects millimetric movements in the structure will also be installed. Vale is bringing in international consultants to perform a new assessment of the situation next Sunday (February 10th).

The Sul Superior dam is one of the remaining ten inactive upstream tailings dams of Vale and is part of the decommissioning acceleration plan announced in the Press Release “Vale announces the decommissioning of all its upstream dams” on January 29th, 2019.

The above-mentioned dam used to support the production of the Gongo Soco mine, which had its iron ore production stopped by Vale in April 2016.

For further information, please contact:
+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: February 8th, 2019		Director of Investor Relations